Exhibit 99.1

XOMA Reports 2007 Results

BERKELEY, Calif., Mar 11, 2008 — XOMA Ltd. (Nasdaq:XOMA), a leader in the discovery and development of antibody therapeutics, today announced its results for the year ended December 31, 2007.

“In 2007, our revenues more than doubled as a result of the Company’s success in establishing a vibrant business consisting of technology licensing, antibody collaborations, biodefense contracts and marketed product royalties. As a sign of the increasing value of our antibody discovery technology, we earned our largest technology license payment yet with the world’s largest pharmaceutical company, Pfizer. With clear progress in all of our businesses and as part of our new strategy, we advanced XOMA 052, a broad anti inflammatory product candidate targeting the IL-1 pathway, into the first disease indication with the initiation of two Phase 1 clinical trials for Type 2 diabetes,” said Steven Engle, Chairman of the Board, Chief Executive Officer and President of XOMA. “Our strong revenue growth and effective execution have set the stage for a dynamic 2008 as we look forward to the continued progress of XOMA 052, including clinical data in Type 2 diabetes and initiation of clinical studies in up to three additional indications.”

Total revenues in 2007 were $84.3 million, compared with $29.5 million in 2006. The increase was primarily due to an up-front cash payment of $30 million by Pfizer Inc. for a license providing non-exclusive access to our bacterial cell expression technology, and increases in royalty revenues from sales of RAPTIVA® and LUCENTIS® by Genentech, Inc. and its marketing partners.

Operating expenses in 2007 totaled $86.8 million compared with $70.2 million in 2006. The increase was principally due to an increase in research and development spending, primarily in support of the clinical development of XOMA 052, our collaborations with Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited (Takeda), and our contract development and manufacturing activities. General and administrative spending increased primarily as a result of increased employee-related costs.

XOMA’s net loss was $12.3 million, or $0.10 per share, for the year ended December 31, 2007, compared with net loss of $51.8 million, or $0.54 per share, for 2006.

Cash, cash equivalents and short-term investments at December 31, 2007, totaled $38.6 million, compared with $46.4 million at December 31, 2006. Restricted cash as of December 31, 2007 and 2006 was $6.0 million and $4.3 million, respectively. During 2007, XOMA eliminated its remaining outstanding convertible notes.

A more detailed discussion of XOMA’s financial results appears below and in the Company’s Form 10-K filing.

2007 and early 2008 Key Events

Technology license with Pfizer - XOMA licensed to Pfizer the non-exclusive worldwide rights to XOMA’s patented bacterial cell expression technology, a key enabling technology for antibody drug discovery and manufacturing. XOMA received an upfront cash payment of $30 million, and will receive milestone, royalty and other fees on future sales of all products subject to the license, including products in clinical development. XOMA has signed more than 50 licensees for the bacterial cell expression technology.

Proof of concept of IL-1 blockade in Type 2 diabetes – An important study was published in the New England Journal of Medicine in April 2007 demonstrating that the administration of an IL-1 receptor blocker or antagonist to Type 2 diabetes patients resulted in statistically significant improvement in the control of blood glucose, improvement in beta-cell secretory function and reduction of systemic inflammation. The study supports the rationale for clinical trials of XOMA 052, an antibody designed to block the same IL-1 inflammatory pathway by binding the IL-1 beta ligand.

Start of two Phase 1 studies of XOMA 052 in Type 2 diabetes - XOMA started two Phase 1 studies of XOMA 052 in Type 2 diabetes patients, one in the U.S and one in Europe. The two randomized, placebo-controlled, double-blind studies are designed to assess the safety and pharmacokinetics of XOMA 052, and evaluate standard medical measures of diabetes like Hemoglobin A1c and of inflammation like C-reactive protein. Results of the European study and part one of the U.S. study are expected in the third quarter of 2008.

Expanded collaborations with Schering Plough and Takeda - Schering Plough Research Institute and Takeda each added new discovery and development programs to our existing collaborations. XOMA was paid an initial milestone and is being paid for research activities for each project. Total payments before royalties from Schering Plough Research Institute and Takeda could reach more than $75 million and $230 million, respectively.

Progress of XOMA-enabled, royalty-bearing products - LUCENTIS® was approved for sale in the European Union. Genentech released positive statistically significant safety and efficacy results of a 12-week Phase 4 study of RAPTIVA® in psoriasis of the hands and feet. In 2007, worldwide sales of LUCENTIS® were $1.2 billion and worldwide sales of RAPTIVA® were $213 million.

CIMZIA® was approved in Switzerland for the treatment of Crohn’s disease and subsequently launched in January of 2008. Also in January of 2008, the U.S. FDA accepted for filing and review a biologics license application for CIMZIA® submitted by UCB for the treatment of adult patients with active rheumatoid arthritis. The review is expected to be completed by the end of 2008. XOMA receives a royalty on worldwide sales of CIMZIA®, which is manufactured using XOMA’s bacterial cell expression technology.

Elimination of all outstanding convertible notes – During 2007, XOMA eliminated all $44.5 million of its remaining outstanding convertible notes through a combination of voluntary conversions by holders and automatic conversion by the Company pursuant to the terms of the notes.

Executive leadership transition - XOMA elected Steven Engle as Chairman of the Board, Chief Executive Officer and President. After 15 years of service, Jack Castello retired from these positions.

New product-focused strategy –XOMA realigned its strategy to expand and accelerate the development of proprietary products like XOMA 052 and to advance its leadership in antibody discovery and development.

Board of Directors changes – In addition to naming Mr. Engle as Chairman of the Board, XOMA elected Charles J. Fischer, M.D. of Cardiome Pharma Corporation as Director and appointed existing board member, W. Denman Van Ness, Lead Independent Director.

2008 Anticipated Milestones

Proprietary products - XOMA expects to have initial data from the two Phase 1 clinical studies of XOMA 052 in Type 2 diabetes patients in the third quarter of 2008. Based on the outcome of the two Phase 1 studies in Type 2 diabetes, XOMA plans to start clinical studies of XOMA 052 in three additional indications – gout, systemic juvenile idiopathic arthritis (sJIA), and rheumatoid arthritis in 2008.

XOMA anticipates completing Phase 1 studies of an antimicrobial drug candidate, XOMA 629, in surface skin infections, including impetigo, staphylococcus aureus and methicillin-resistant staphylococcus aureus (MRSA). The product is designed to be applied topically as a gel.

Technology Licensing - XOMA will pursue additional revenue and product opportunities through agreements with pharmaceutical and biotechnology companies for access to XOMA’s patented bacterial cell expression and Human Engineering™ antibody optimization technologies.

XOMA’s Royalties - XOMA expects that royalty revenues from RAPTIVA® and LUCENTIS® will continue to support the Company’s activities in 2008. Upon the potential marketing approval of CIMZIA®, XOMA would begin receiving royalties on sales of the product.

Collaborations business - XOMA will continue to advance antibody discovery and development programs with Takeda and Schering Plough Research Institute, enabling XOMA to generate revenue and participate in the pipeline expansion of its collaborators. In addition, XOMA will pursue additional collaboration opportunities.

Biodefense – XOMA will pursue additional biodefense opportunities in the U.S. and key international markets including the development of additional anti-botulinum neurotoxin monoclonal antibodies and other monoclonal antibody-based biodefense products.

Financial Discussion

Revenues - Total revenues for 2007 were $84.3 million, compared with $29.5 million in 2006. License and collaborative fee revenues were $36.5 million in 2007, compared with $2.8 million in 2006. The increase resulted primarily from the Company’s license agreement with Pfizer with its $30 million up-front cash payment.

Contract and other revenues were $31.1 million in 2007, compared with $16.3 million in 2006. The increase resulted primarily from the Company’s service arrangements with National Institute of Allergy and Infectious Diseases (NIAID), Schering Plough Research Institute, AVEO Pharmaceuticals, Inc. (AVEO), and Takeda.

Royalties in 2007 totaled $16.7 million, compared with $10.3 million in 2006, reflecting the growth in RAPTIVA® and LUCENTIS® sales.

Expenses - In 2007, research and development expenses were $66.2 million, compared with $52.1 million in 2006. The $14.1 million increase in 2007 compared with 2006 primarily reflects increased spending on development of XOMA 052, including Phase 1 clinical trials, and our contracts with NIAID, Schering Plough Research Institute/AVEO and Takeda, partially offset by a decrease in our spending on Taligen.

In 2007, general and administrative expenses were $20.6 million compared with $18.1 million in 2006. The $2.5 million increase for 2007 resulted primarily from increased employee-related costs.

Interest Expense - Interest expense was $11.6 million in 2007 compared with $12.9 million in 2006. Interest expense for 2007 primarily consisted of $6.1 million from the revaluation of the embedded derivative on the Company’s convertible debt, $3.4 million in interest expense on the Company’s loan from Goldman Sachs and $1.3 million of interest payable on the Company’s loan from Novartis AG (Novartis). Interest expense for 2006 primarily consisted of interest on convertible debt and the Company’s loan from Novartis.

Long-Term Debt - At December 31, 2007, XOMA had $30.3 million of long-term debt under a $35 million 5-year term loan facility with Goldman Sachs and $20.6 million of long-term debt under a $50.0 million loan facility with Novartis established to facilitate XOMA’s participation in its collaboration with Novartis.

Liquidity and Capital Resources – As of December 31, 2007, cash, cash equivalents and short-term investments were $38.6 million compared with $46.4 million at December 31, 2006. This $7.8 million decrease in 2007 reflects cash provided by operations of $4.5 million offset by cash used in the purchase of fixed assets of $9.5 million primarily for research and development capabilities and cash transferred to restricted cash of $1.7 million. Net cash used in operating activities was $33.3 million in 2006.

Guidance - XOMA is providing the following guidance for 2008 and plans to update this guidance on a quarterly basis.

We expect revenue for 2008 will be between 90 percent and 105 percent of the $84.3 million record level in 2007. Due to the timing of anticipated business activities, we also expect that revenues will be greater in the second half of 2008 than in the first half of 2008. We expect research and development expense in 2008 to increase between 25 percent and 40 percent from the $66.2 million spent in 2007 primarily to fund proprietary product research and expansion of projects with our collaborators. We expect general and administrative expense for 2008 will increase between 15 percent and 25 percent from the $20.6 million spent in 2007.

We expect to use $15 million to $20 million in cash in 2008 operating activities and to spend $12 million to $13 million for capital items. Based on current spending levels, anticipated revenues, collaborator funding and other sources of funding expected be available, the Company estimates it has sufficient cash resources to meet anticipated net cash needs through at least the next 12 months.

Pipeline Highlights

XOMA 052 - XOMA 052 is a potent, Human Engineered™ monoclonal antibody with the potential to impact numerous inflammatory conditions. XOMA 052 has a very high binding affinity for interleukin-1 beta, a pro-inflammatory cytokine that is involved in rheumatoid arthritis, diabetes and gout. The antibody targets the IL-1 beta ligand and halts the signaling events that underlie multiple inflammatory conditions. Because of its high binding affinity, specificity and half-life, XOMA 052 is likely to provide more convenient dosing of once per one or two months. XOMA 052 is currently being developed for acute, chronic and orphan indications, including its evaluation in two Phase 1 clinical studies in Type 2 diabetes where its development may represent a novel therapeutic modality by impacting inflammation as an underlying cause of the disease.

The two randomized, placebo-controlled, double-blind studies in Type 2 diabetes are designed to assess the safety and pharmacokinetics of XOMA 052, and include measures of Hemoglobin A1c and systemic inflammation. The European study will enroll up to 36 patients in six cohorts, and involves single-dose intravenous administration and dose-escalation by cohort. The U.S study will enroll up to 72 patients and is designed in consists of three parts - single-dose intravenous, single-dose subcutaneous and multi-dose intravenous administration.

The European study and part one of the U.S study will each enroll up to 36 patients and investigate six levels of single-dose intravenous drug administration, 0.01, 0.03, 0.1, 0.3, 1.0 and 3.0 mg/kg, in six groups of patients. Both studies have advanced to the third dose group. XOMA expects to have results of the European study and part one of the U.S. study in the third quarter of 2008.

In 2008, XOMA plans to initiate clinical studies of XOMA 052 in rheumatoid arthritis (RA), systemic juvenile idiopathic arthritis (sJIA) and gout, based on data from the studies of Type 2 diabetes.

XOMA developed XOMA 052 using the Company’s extensive antibody discovery infrastructure and humanized it using XOMA’s Human Engineering™ technology. XOMA 052 is fully owned by XOMA.

XOMA 629 - XOMA 629 (formerly known as XMP.629) is a synthetic peptide derived from an amino acid sequence found in bactericidal/permeability-increasing protein (BPI), a human host-defense protein that is one of the body’s early lines of defense against invading microorganisms. Consistent with XOMA’s multi-indication approach to product development, we are currently evaluating XOMA 629 topically for the eradication of Staphylococcus aureus (staph), both methicillin-sensitive (MSSA) and methicillin-resistant (MRSA), and superficial skin infections, such as impetigo.

Along with an alarming rise in antibiotic resistance, treatment of topical bacterial infections has become more complex. In preclinical studies, XOMA 629 has been shown to act as a broad-spectrum antimicrobial compound. XOMA 629 has an encouraging safety profile based on clinical experience in approximately 300 patients.

XOMA intends to commence clinical trials in 2008 to evaluate the safety and anti-microbial activity of XOMA 629 for use in superficial infections.

RAPTIVA® (Efalizumab): Collaboration with Genentech - RAPTIVA® was developed in the U.S. through collaboration between Genentech and XOMA, and received FDA approval in October of 2003 as the first FDA-approved biologic therapy to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once weekly subcutaneous injection after training by a healthcare professional.

Genentech has been marketing RAPTIVA® in the U.S. since November of 2003. Outside the U.S. and Japan, RAPTIVA® is sold by Merck Serono S.A. (“Serono”), which announced in October of 2004 that it had received European Commission Marketing Authorization for RAPTIVA® in patients with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate. By the end of 2006, Merck Serono had launched RAPTIVA® in approximately 50 countries worldwide. In February 2007, Genentech released positive and statistically significant safety and efficacy results of a 12-week Phase 4 study of RAPTIVA® in psoriasis of the hands and feet. Worldwide RAPTIVA® sales totaled $213 million in 2007. XOMA earns a mid single-digit royalty on worldwide sales of RAPTIVA®.

LUCENTIS® (ranibizumab injection) by Genentech - LUCENTIS® is an antibody fragment against Vascular Endothelial Growth Factor for the treatment of neovascular (wet) age-related macular degeneration, which causes vision loss in the elderly. LUCENTIS® was approved by the FDA on June 30, 2006, and in the European Union, where it is distributed by Novartis, in January of 2007. It is the first marketed therapeutic product manufactured under XOMA’s license using XOMA’s bacterial cell expression technology. XOMA earns royalties on worldwide sales of LUCENTIS®. Worldwide sales totaled $1.2 billion in 2007. XOMA earns royalties on bacterial cell expression-enabled products, including LUCENTIS®, of 0.5 percent to 3.0 percent of sales.

HCD122 (formerly CHIR-12.12) with Novartis - HCD122 is a fully human anti-CD40 antibody designed as an antagonist to CD40 and as a treatment for B-cell mediated diseases, including cancer malignancies and autoimmune diseases. This antibody has a dual mechanism of action blocking tumor cell growth and survival signal as well as recruiting immune effector cells to kill tumor cells. HCD122 is the first product candidate selected under the multi-product antibody development and commercialization agreement for the treatment of cancer announced by Novartis and XOMA in March of 2004. In April of 2005, the Company announced the initiation of a Phase 1 study for patients with advanced chronic lymphocytic leukemia, and in October of 2005, it initiated a second Phase 1 study for patients with multiple myeloma. In December of 2006, the Company reported favorable preliminary results of these Phase 1 trials, as well as favorable pre-clinical results of comparisons of HCD122 with RITUXAN®. Both Phase 1 trials are ongoing. Novartis is leading the project and has said they expect to expand clinical development with one or more additional indications in 2008. In addition, the Company is investigating a number of undisclosed preclinical stage programs with Novartis.

Contract Development and Collaboration Agreements

Biodefense: Anti-Botulinum Neurotoxin Program - In July of 2006, XOMA was awarded a $16.3 million contract to produce monoclonal antibodies for the treatment of botulism to protect U.S. citizens against the harmful effects of botulinum neurotoxins used in bioterrorism. The contract work is being performed on a cost plus fixed fee basis over a three year period.

In March of 2005, XOMA was awarded a $15.0 million contract from NIAID to develop three anti-botulinum neurotoxin monoclonal antibody therapeutics. The contract work was performed over an 18-month period and was completed in October of 2006.

In November of 2006, XOMA was named as a subcontractor under a prime contract between SRI International and NIAID. Once the final terms are negotiated, we can manufacture a variety of monoclonal antibody therapeutic agents of importance to NIAID in the areas of biodefense and infectious diseases.

We are continuing to seek other opportunities for government and biodefense contracts.

Collaboration with Schering-Plough - In May of 2006, XOMA entered into a collaboration agreement with Schering-Plough for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against one or more targets selected by Schering-Plough, use its phage display libraries to generate fully human antibodies and the Company’s proprietary HE(tm) technology to humanize antibody candidates generated by hybridoma techniques, perform pre-clinical studies to support regulatory filings, cell line and process development and produce antibodies for initial clinical trials. In January of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets. XOMA estimates that it could receive more than $75 million before royalties over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Collaboration with Takeda - In November of 2006, the Company entered into a collaboration agreement with Takeda for therapeutic monoclonal antibody discovery and development. During the collaboration, XOMA will discover therapeutic antibodies against multiple targets selected by Takeda. In February of 2007, XOMA announced that this collaboration had been expanded to include additional disease targets in oncology. XOMA estimates that it could receive more than $230 million, before royalties, over the life of the agreement in aggregate upfront, R&D funding, milestone and other payments.

Investor Conference Call

XOMA will host a conference call and webcast to discuss its 2007 results today, March 11, 2008, at 4:30 p.m. Eastern. The webcast can be accessed via XOMA’s website at www.xoma.com and will be available for replay until close of business on April 31, 2008. Telephone numbers for the live audiocast are 877-407-9205 (U.S. and Canada) and 201-689-8054 (International). No conference ID is necessary. A telephonic replay will be available beginning approximately two hours after the conclusion of the call until close of business on March 25, 2008. Telephone numbers for the replay are 877-660-6853 (U.S./Canada) and 201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 273120.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies. The Company’s expanding pipeline includes XOMA 052, a broad anti-inflammatory antibody drug candidate that targets the IL-1 pathway, and XOMA 629, an anti-microbial drug candidate that is a synthetic peptide compound derived from bactericidal/permeability-increasing protein (BPI). BPI is a human host-defense protein that is one of the body’s early lines of defense against invading microorganisms.

XOMA has multiple revenue streams from the licensing of its antibody technologies, product royalties, development collaborations, and biodefense contracts. XOMA’s technologies and experienced team have contributed to the success of marketed antibody products, including RAPTIVA® (efalizumab) for chronic moderate to severe plaque psoriasis and LUCENTIS® (ranibizumab injection) for wet age-related macular degeneration.

The Company has a premier antibody discovery and development platform that incorporates leading antibody phage display libraries and XOMA’s proprietary Human Engineering and bacterial cell expression technologies. Bacterial cell expression is a key breakthrough biotechnology for the discovery and manufacturing of antibodies and other proteins. As a result, more than 50 pharmaceutical and biotechnology companies have signed bacterial cell expression licenses.

In addition to developing its own products, XOMA develops products for premier pharmaceutical companies including Novartis AG, Schering-Plough Research Institute and Takeda Pharmaceutical Company Limited. XOMA has a fully integrated product development infrastructure, extending from pre-clinical science to product launch, and a team of 300 employees at its Berkeley location. For more information, please visit http://www.xoma.com.

Certain statements contained herein relating to the sufficiency of our cash resources, anticipated levels of revenues, expenses and cash utilization, sales of approved products, expected payments under existing agreements and/or product development and shareholder value, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things the sufficiency of our cash and anticipated levels of revenues, expenses and cash utilization may be other than as expected due to unanticipated changes in XOMA’s research and development programs, unavailability of additional arrangements, lower than anticipated sales of approved products or failure of products to receive approval; the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained; and XOMA will not receive the estimated total amounts of funds if it cannot successfully carry out its obligations under its existing contracts.

These and other risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of the existing collaborative and licensing relationships; the ability of collaborators, licensees and other third parties to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demand for products; scale up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda Company, are described in more detail in XOMA’s most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in considering XOMA’s prospects.

** Tables Follow **

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$22,500	$28,002
Short-term investments	16,067	18,381
Restricted cash	6,019	4,330
Receivables	12,135	12,045
Prepaid expenses	1,113	1,061
Debt issuance costs	254	668

Total current assets	58,088	64,487
Property and equipment, net	25,603	22,434
Debt issuance costs – long-term	722	2,661
Other assets	402	495

Total assets	$84,815	$90,077

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$6,995	$4,186
Accrued liabilities	7,710	7,086
Accrued interest	878	1,794
Deferred revenue	8,017	8,200

Total current liabilities	23,600	21,266
Deferred revenue – long-term	10,047	8,768
Convertible debt – long-term	—	46,823
Interest bearing obligation – long-term	50,850	51,393

Total liabilities	84,497	128,250

Commitments and contingencies (Note 6)
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 210,000 designated, no shares issued and outstanding at December 31, 2007 and 2006	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding at December 31, 2007 and 2006; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 131,957,774 and 105,454,389 shares outstanding at December 31, 2007 and 2006, respectively	66	53
Additional paid-in capital	740,119	689,315
Accumulated comprehensive loss	(9)	(9)
Accumulated deficit	(739,859)	(727,533)

Total shareholders’ equity (net capital deficiency)	318	(38,173)

Total liabilities and shareholders’ equity (net capital deficiency)	$84,815	$90,077

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2007	2006	2005
Revenues:
License and collaborative fees	$36,460	$2,846	$5,061
Contract and other revenue	31,057	16,329	7,392
Royalties	16,735	10,323	6,216

Total revenues	84,252	29,498	18,669

Operating costs and expenses:
Research and development (including contract related of $17,032, $10,909, and $5,536, respectively, for the years ended December 31, 2007, 2006, and 2005)	66,215	52,094	39,896
General and administrative	20,581	18,088	14,798

Total operating costs and expenses	86,796	70,182	54,694

Loss from operations	(2,544)	(40,684)	(36,025)
Other income (expense):
Investment and interest income	1,866	1,675	1,882
Interest expense	(11,585)	(12,932)	(4,254)
Gain on extinguishment of debt	—	—	40,935
Other income (expense)	(63)	100	244

Net income (loss) before taxes	(12,326)	(51,841)	2,782
Income tax expense	—	—	3

Net income (loss)	$(12,326)	$(51,841)	$2,779

Basic net income (loss) per common share	$(0.10)	$(0.54)	$0.03

Diluted net income (loss) per common share	$(0.10)	$(0.54)	$0.03

Shares used in computing basic net income (loss) per common share	127,946	95,961	86,141

Shares used in computing diluted net income (loss) per common share	127,946	95,961	90,063

The accompanying notes are an integral part of these consolidated financial statements.

Company Contact:	Media & Investors Contact:
Greg Mann	Rachel Lipsitz
XOMA	Porter Novelli Life Sciences
510-204-7270	619-849-5378
mann@xoma.com	rlipsitz@pnlifesciences.com